

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2021

Abidali Neemuchwala
Chairman and Chief Executive Officer
Compass Digital Acquisition Corp.
3626 N Hall St, Suite 910
Dallas, Texas 75219

>**Re: Compass Digital Acquisition Corp.**
>**Draft Registration Statement on Form S-1**
>**Confidentially Submitted April 2, 2021**
>**CIK No. 0001851909**

Dear Mr. Neemuchwala:

      We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Draft Registration Statement on Form S-1 confidentially submitted April 2, 2021

Principal Shareholders, page 133

1. Please revise the beneficial ownership chart on page 133 to include and identify the affiliate of the sponsor who received 5,750,000 shares in March 2021. We note that this shareholder owns all of the ordinary shares currently outstanding.

Abidali Neemuchwala
Compass Digital Acquisition Corp.
April 28, 2021
Page 2

       You may contact Laura Veator, Senior Staff Accountant, at 202-551-3716 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at 202-551-3483 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Technology

cc: Louis Goldberg